SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ______________________


                                  SCHEDULE 13D
                                 (RULE 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)


                                AMENDMENT NO. 2*


                              INTERGOLD CORPORATION
________________________________________________________________________________
                                (Name of Issuer)


                         Common Stock ($0.00025 par value)
________________________________________________________________________________
                         (Title of Class of Securities)


                                    458675204
________________________________________________________________________________
                                 (CUSIP Number)


                              Diane D. Dalmy, Esq.
                             8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
________________________________________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 1, 2003
________________________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b)
                for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, See the Notes).


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                                  SCHEDULE 13D

________________________________________________________________________________

CUSIP NO.      458675204                 13D                   PAGE 2 OF 6 PAGES
________________________________________________________________________________

    1      NAME OF REPORTING PERSON:         Alexander Cox

           S.S. OR I.R.S. IDENTIFICATION
           NO. OF ABOVE PERSON

________________________________________________________________________________
    2      CHECK THE APPROPRIATE  BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                         (b) [ ]
________________________________________________________________________________
    3      SEC USE ONLY

________________________________________________________________________________
    4      SOURCE OF FUNDS*                  Private Acquisition

________________________________________________________________________________
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             [ ]
________________________________________________________________________________
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Canada
________________________________________________________________________________
                              7     SOLE VOTING POWER

        NUMBER OF                   21,712,400 Shares of Common Stock (which has
                                    been reduced to 76,378 pursuant to one-for-
          SHARES                    300 reverse stock split).
                           _____________________________________________________
       BENEFICIALLY           8     SHARED VOTING POWER

         OWNED BY                   0
                           _____________________________________________________
           EACH               9     SOLE DISPOSITIVE POWER

         REPORTING                  21,712,400 Shares of Common Stock (which has
                                    been reduced to 76,378 pursuant to one-for-
          PERSON                    300 reverse stock split).
                           _____________________________________________________
           WITH              10     SHARED DISPOSITIVE POWER

                                    0
________________________________________________________________________________
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           21,712,400 Shares of Common Stock (which has been reduced to 76,378 pursuant to one-for-300 reverse stock split).
________________________________________________________________________________


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________________________________________________________________________________

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN
           SHARES                                                            [ ]

________________________________________________________________________________
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           14.65%
________________________________________________________________________________
   14      TYPE OF REPORTING PERSON          Individual

________________________________________________________________________________

            This original Schedule 13D statement (the "Schedule") is filed on behalf of Alexander Cox, a citizen of Canada ("Cox"), as the reporting person hereunder, relative to the acquisition by Cox of certain shares of common stock of Intergold Corporation. Cox has made previous filings on Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

            This Schedule relates to the voting common stock, $0.00025 par value, of Intergold Corporation ("Intergold"). Intergold maintains its principal executive offices at 435 Martin Street, Suite 2000, Blaine, Washington 98230.

ITEM 2. IDENTITY AND BACKGROUND

            This Schedule is being filed by Alexander Cox, a citizen of Canada. The address for Cox is 428 - 755 Burrard Street, Vancouver, British Columbia, Canada V6Z 1X6.

            Pursuant to General Instruction C of Schedule 13D, Cox (the "Instruction C Person") and the information specified in items (a) through (f) of Item 2 with respect to such Instruction C Person, is as follows:

________________________________________________________________________________

            Name                                Business Address

     Alexander Cox                              428 - 755 Burrard Street
                                                Vancouver, British Columbia
                                                Canada V6Z 1X6
________________________________________________________________________________

            Cox has the sole right to control the disposition of and vote the Intergold securities acquired.

            During the last five (5) years, the Instruction C Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Pursuant to a private transaction, Cox acquired an additional 8,467,400 shares of restricted common stock from a shareholder of Intergold Corporation in accordance with the terms of an arms-length negotiated transaction. Cox paid $8,467.40 to the seller of the restricted shares of common stock as consideration for such acquisition.

ITEM 4. PURPOSE OF TRANSACTION

            The transaction described herein was undertaken for the purpose as follows:

              (i) Pursuant to a private transaction, Cox acquired an additional 8,467,400 shares of restricted common stock from a shareholder of Intergold Corporation in accordance with the terms of an arms-length negotiated transaction. Cox paid $8,467.40 to the seller of the restricted shares of common stock as consideration for such acquisition.

            Pursuant to the instructions for items (a) through (j) of Item 4, Cox has plans as follows:

              (a) As set forth in Item 3 of this Schedule, Cox has acquired an additional 8,467,400 shares of common stock of Intergold for an aggregate holding of 21,712,400 shares (which were reduced to 76,378 shares pursuant to a one-for-300 reverse stock split). Cox may consider the acquisition of additional securities of Intergold, but has no present plans or proposals to do so.

              (b) Cox has no present plans or proposals to cause a merger or effect a liquidation or reorganization of Intergold or to enter into extraordinary corporate transactions.

              (c) Cox has no present plans or proposals to cause a sale or transfer of a material amount of assets of Intergold.

              (d) Cox plans to exercise the voting rights associated with ownership of shares of common stock of Intergold.

              (e) Cox has no present plans or proposals to cause a material change in the capitalization of Intergold.

              (f) Cox has no present plans or proposals to make any other material change to the business or corporate structure of Intergold.

              (g) Cox has no present plans or proposals to change Intergold's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Intergold by any person.

              (h) Cox has no present plans or proposals to cause Intergold's common stock from not being quoted on the OTC Bulletin Board.

              (i) Cox has no present plans or proposal relating to a class of securities of Intergold becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

              (j) Cox does not have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

              (a) As of the close of business on October 29, 2003, Cox beneficially owned 76,378 shares, as reduced from 21,712,400 pursuant to the one-for300 reverse stock split (or approximately 14.65% of the outstanding shares) of Intergold's common stock as follows:

                    Holder                   Number of Shares

                    Alexander Cox            76,378 (as reduced from the
                                             21,712,400 shares pursuant to the
                                             one-for-300 reverse stock split).

                    Total                    76,378

              (b) Cox has sole power to vote or to direct the voting of the shares of common stock of Intergold held of record.

              (c) As of October 29, 2003, and within the sixty day period prior to May 1, 2003, to the best knowledge and belief of the undersigned, no transactions involving Intergold equity securities, other than the acquisition by Cox disclosed above, have been engaged in by Cox, or by any associates of said party, nor does the said party have any right to acquire such securities.

              (d) To the best knowledge and belief of the undersigned, no person other than Cox has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            There are no existing contracts, arrangements, understandings or relationships among the persons named in Item 2 exist with respect to securities of Intergold.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

(a) Not applicable.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: October 29, 2003                       /s/ ALEXANDER COX
                                             ______________________
                                                 Alexander Cox